FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2[illegible]4836 • E-mail: fw@fairwind.com.hk

04036240

5 AUG 2004

RECEIVED
2004 AUG 17 A 8: 30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Our Ref.: S/7911/94 LTO/kk

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 5th August, 2004 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

8/17

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 291)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Friday, 20th August, 2004 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions, with or without modifications, as ordinary resolutions:

ORDINARY RESOLUTIONS

1. "**THAT** the existing scheme mandate limit in respect of the granting of options to subscribe for shares (the "Shares") in China Resources Enterprise, Limited (the "Company") under the share option scheme adopted by the Company on 31st January, 2002 (the "Share Option Scheme") be refreshed and renewed provided that the total number of Shares which may be allotted and issued pursuant to the grant or exercise of the options under the Share Option Scheme (excluding options previously granted, outstanding, cancelled, lapsed or exercised under the Share Option Scheme, the old share option scheme of the Company terminated on 31st January, 2002 and other share option schemes of the Company) shall not exceed 10% of the Shares of the Company in issue as at the date of passing of this resolution (the "Refreshed Limit") and subject to the Stock Exchange granting the listing of and permission to deal in such number of Shares to be issued pursuant to the exercise of the options granted under the refreshed scheme mandate limit and compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Directors of the Company be and are hereby authorized to grant options under the Share Option Scheme up to the refreshed limit and to exercise all the powers of the Company to allot, issue and deal with the Shares pursuant to the exercise of such options."

2. "**THAT** the proposed amendments to the share option scheme of China Resources Enterprise, Limited (the "Company") adopted on 31st January, 2002 ("Share Option Scheme") referred to in the circular to shareholders of the Company dated 5th August, 2004 August, 2004 ("Circular") and included in the amended Share Option Scheme, a copy of which is available for inspection as set out in the Circular and produced to this meeting and for the purpose of identification initialled by the Chairman, be approved, subject to such modifications of the relevant amendments to the Share Option Scheme as the Directors of the Company may consider necessary to take into account the requirements of the relevant regulatory authorities, including without limitation, The Stock Exchange of Hong Kong Limited, and that the Directors be authorised to do all such acts and things as may be necessary to carry such amendments and modifications (if any) into effect."

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 5th August, 2004

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.
3. With regard to item no. 1 set out in this notice, details of the proposal to refresh the scheme mandate limit under the share option scheme adopted by the Company on 31st January, 2002 ("Share Option Scheme") is set out in the Company's circular to its shareholders dated 5th August, 2004 ("Circular") to be despatched on or about 5th August, 2004.
4. With regard to item no. 2 set out in this notice, the proposed amendments to the Share Option Scheme relate to:–
   (i) an expansion of the scope of "Participants" under the Share Option Scheme to include employees of subsidiaries of substantial shareholder(s) of the Company; and
   (ii) The effect of the proposed amendments is to ensure that any share options granted to a participant shall not lapse in respect of any employment transfers (i) among the Company, its subsidiaries and associated companies; and (ii) among CRNC, its subsidiaries, the Company and the Company's subsidiaries and associated companies.

   Details of the proposed amendments to the Share Option Scheme is set out in the Circular.
5. The Circular can be viewed and downloaded from the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.
6. The Board of Directors of the Company is comprised of fifteen Directors, of which ten are executive Directors, namely, Mr. Ning Gaoning, Mr. Song Lin, Mr. Chen Shulin, Mr. Qiao Shibo, Mr. Yan Biao, Mr. Keung Chi Wang, Ralph, Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him; and two are non-executive Directors, namely Mr. Jiang Wei and Mr. Xie Shengxi; and three are independent non-executive Directors, namely Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.